Exhibit 99.1

FLY Leasing Announces Exercise of Option to Purchase

Additional American Depositary Shares

DUBLIN, Ireland, July 29, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern commercial jet aircraft, today announced that the underwriters of its recently completed public offering of common shares represented by American Depositary Shares (“ADSs”) exercised in full their option to purchase an additional 1,714,285 ADSs at a public offering price of $14.00 per ADS less the underwriting discount. FLY issued and delivered the additional ADSs on July 29, 2013. The exercise of the option brings the total number of ADS sold in the offering to 13,142,856.

Morgan Stanley, Citigroup, Deutsche Bank Securities and RBC Capital Markets acted as book-running managers for the offering. The offering was made only by means of a prospectus supplement and an accompanying prospectus, which were filed with the SEC and are available on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus also may be obtained from: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attn: Prospectus Department, or by calling (866) 718-1649, or by emailing prospectus@morganstanley.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling (800) 831-9146; Deutsche Bank Securities Inc., Attn.: Prospectus Group, 60 Wall Street, New York, New York 10005-2836 or by calling (800) 503-4611, or by emailing prospectus.CPDG@db.com; or RBC Capital Markets, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate, or by calling (877) 822-4089.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the FLY’s plans, objectives, expectations and intentions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. These factors include, but are not limited to those described under ‘‘Risk Factors’’ beginning on page S-9 of the prospectus supplement and the information described under ‘‘Risk Factors’’ under the heading ‘‘Item 3. Key Information’’ beginning on page 4 of FLY’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which is incorporated in the prospectus supplement by reference, and any risk factors included or described in FLY’s other periodic reports, and in other information filed with the SEC, from time to time, and incorporated by reference into the prospectus supplement. Should one or more of these risks or uncertainties materialize, or should any of FLY’s assumptions prove incorrect, FLY’s actual results may vary in material respects from those projected in these forward-looking statements. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com